                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                          For the month of January 2007

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X    Form 40-F
               ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No  X
         ---      ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                        (Registrant)


Date: January 02, 2007                  By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                        Name: Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance

                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

                                  FITCH RATINGS

MEDELLIN, COLOMBIA, JANUARY 2, 2007

On December 29, 2006, Fitch Ratings placed on Rating Watch Negative the individual "C", the local currency long term "BBB-" and the local currency short term "F3" ratings of Bancolombia S.A. ("Bancolombia") and its subsidiaries. This follows the announcement of the acquisition by Bancolombia, through its wholly-owned Panamanian subsidiary Bancolombia Panama, of a controlling stake in the International Financial Group Banagricola S.A. (Banagricola), due to the possible impact such transaction may have over Bancolombia's consolidated capital adecuacy.

As of today, such decision does not affect the ratings of Bancolombia and of its subsidiaries.

CONTACTS
Sergio Restrepo       Jaime A. Velasquez    Mauricio Botero
Executive VP          Financial VP          IR Manager
Tel.: (574) 5108668   Tel.: (574) 5108666   Tel.: (574) 5108866